SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2006, incorporated by reference herein:

Exhibit
99.1
Release dated December 7, 2006, entitled “DEALING IN SECURITIES BY DIRECTOR”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: December 7 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)
DEALING IN SECURITIES BY DIRECTORS
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of JSE Limited
(“the JSE”), the following information is disclosed:

Surname:
Turk
First Name:
James
Designation: Non-Executive Director

Date of transaction:
06 December 2006
Price: US$0.88
Amount: 15 000
Aggregate value
US$ 13 200
Class: Ordinary
Interest: Indirect, Beneficial

Nature: Mr Turk has, through a trust of which he is an indirect beneficiary, purchased 15 000 DRDGOLD ordinary shares, which constitute approximately 46.4% of his total shareholding.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD board of directors.

The above trade was completed outside of a closed period.

Johannesburg
07 December 2006
Sponsor
Standard Bank